                                                Filed Pursuant to Rule 424(b)(1)
                                                      Registration No. 333-87477

                                   PROSPECTUS

                               THE GOOD GUYS, INC.

                        4,875,000 Shares of Common Stock

                               1,625,000 Warrants

This prospectus covers 4,875,000 shares of The Good Guys, Inc. common stock, par value $.001 per share, which may be offered for sale by the Selling Shareholders who have acquired such shares in transactions not involving a public offering, including 1,625,000 shares which may be offered for sale by the Selling Shareholders who may acquire such shares pursuant to the exercise of 1,625,000 warrants granted to the Selling Shareholders in the offering, and also covers the sale of the warrants. The warrants provide for appropriate anti-dilutive adjustments in the number of shares of common stock issuable upon their exercise, and any additional shares of common stock issued pursuant to such adjustments will also be shares whose resale is covered by this prospectus. We are registering the shares and warrants under the Securities Act of 1933 on behalf of the shareholders in order to permit the public sale or other distribution of the shares and warrants.

The shares and warrants may be offered and sold from time to time by the shareholders through ordinary brokerage transactions, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. We will not realize any proceeds from the sale of the shares or warrants by the shareholders.

Our common stock trades on the Nasdaq National Market under the symbol "GGUY." On October 4, 1999, the last reported sale price of the common stock was $6.25.

------------------------------------------------------------------

SEE NOTE REGARDING FORWARD-LOOKING STATEMENTS AND RISK FACTORS ON PAGE 5 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE SECURITIES OFFERED HEREBY.

------------------------------------------------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE SECURITIES TO BE ISSUED UNDER THIS PROSPECTUS OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                THE DATE OF THIS PROSPECTUS IS OCTOBER 5, 1999.

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY SELLING SHAREHOLDER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                                TABLE OF CONTENTS

                                                                                    PAGE
Where You Can Find More Information...................................................4
Note Regarding Forward-Looking Statements and Risk Factors............................5
The Company...........................................................................9
Use of Proceeds......................................................................10
Selling Shareholders.................................................................10
Plan of Distribution.................................................................12
Description of Capital Stock.........................................................14
Description of Warrants..............................................................14
Legal Matters........................................................................15
Experts..............................................................................15

                       WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities Exchange Commission. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0300 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below:

        (a) Annual Report on Form 10-K for the year ended September 30, 1998;

        (b) Quarterly Report on Form 10-Q for the three months ended December 31, 1998;

        (c) Quarterly Report on Form 10-Q for the three months ended March 31, 1999;

        (d) Quarterly Report on Form 10-Q for the three months June 30, 1999;
            and

        (e) Reports on Form 8-K filed on April 23, 1999, May 5, 1999, June 9, 1999, August 30, 1999 and September 15, 1999.

All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the termination of the offering of the common stock and warrants offered hereby shall be deemed to be incorporated by reference in this prospectus on the date of filing such documents. Any statement contained in a document or information incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that also is, or is deemed to be, incorporated by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.


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

The making of a modifying or superseding statement shall not be deemed an admission that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

We will furnish without charge to each person to whom this prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents incorporated herein by reference, except for the exhibits to such documents. Request should be made to:

                             Vance R. Schram
                             Controller and Secretary
                             The Good Guys, Inc.
                             7000 Marina Boulevard
                             Brisbane, California 94005-1030
                             (650) 615-6000

           NOTE REGARDING FORWARD-LOOKING STATEMENTS AND RISK FACTORS.

This prospectus and the documents incorporated in this prospectus by reference may contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are identified by words such as "believe," "anticipate," "expect," "intend," "plan," "will," "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements reflect our current expectations and are based upon currently available data. There are a variety of factors and risks that could cause actual results experienced to differ materially from the anticipated results or other expectations expressed in the forward-looking statements or affect the decision to invest in our securities, including, but not limited to those set forth in our Form 10-K Annual Report for the fiscal year ended September 30, 1998 and the following:

WE HAVE RECENTLY EXPERIENCED OPERATING LOSSES AND INTEND TO INCUR RESTRUCTURING CHARGES IN THE FOURTH QUARTER.

We have experienced operating losses for the fiscal year ended September 30, 1998 and for the nine months ended June 30, 1999 aggregating approximately $8.9 million and $13.7 million, respectively. Operating results in the fourth quarter of

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

fiscal 1999 are expected to be worse than those for the third quarter. Further, actions that we are taking will contribute to a substantial restructuring charge in the fourth quarter. Although we believe we will be able to return to profitability in fiscal 2000 if we are able to successfully implement the turn-around strategy discussed later in this prospectus, there can be no assurance the we will be able to do so. Failure to return to profitability could have a material adverse effect on our relationships with our vendors and lenders.

WE DEPEND ON KEY PERSONNEL.

Our success depends upon the active involvement of senior management personnel, particularly Ronald Unkefer, our Chairman and Chief Executive Officer. The loss of the full-time services of Ronald Unkefer or other members of senior management could have a material adverse effect on our results of operations and financial condition. Except for an employment contract with Ronald Unkefer and severance agreements with our officers, we do not have employment agreements with any members of our senior management team.

WE ARE SUBJECT TO COMPETITIVE RISKS.

The retail consumer electronics industry is highly competitive. We currently compete against a diverse group of retailers, including several national and regional large format merchandisers and superstores, such as Circuit City and Best Buy. Those competitors sell, among other products, audio and video consumer electronics products similar and often identical to those we sell. Certain of these competitors have substantially greater financial resources than we have. A number of different competitive factors could have a material adverse effect on our results of operations and financial condition, including, but not limited to:

        -   Increased operational efficiencies of competitors;

        -   Competitive pricing strategies;

        -   Expansion by existing competitors;

        - Entry by new competitors into markets in which The Good Guys is currently operating; and

        - Adoption by existing competitors of innovative store formats or retail sales methods.

OUR SALES FLUCTUATE SEASONALLY AND QUARTERLY.

Like many retailers, seasonal shopping patterns affect our business. The fourth calendar quarter, which is our first fiscal quarter and which includes the December

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

holiday shopping period, has historically contributed, and is expected to continue to represent, a substantial portion of our operating income for the entire fiscal year. As a result, any factors negatively affecting us during such calendar quarter of any year, could have a material adverse effect on our results of operations for the entire year. More generally, our quarterly results of operations also may fluctuate based upon such factors as:

        -   Competition;

        -   General regional and national economic conditions;

        -   Changes in our product mix;

        -   Timing of promotional events;

        -   New product introductions; and

        -   Our ability to execute our business strategy effectively.

CHANGES IN CONSUMER DEMAND MAY LOWER OUR SALES OR PROFITS.

Our success depends on our ability to anticipate and respond in a timely manner to consumer demand and preferences regarding audio and video consumer products and changes in such demand and preferences. Consumer spending patterns, particularly discretionary spending for products such as those we offer, are affected by, among other things, prevailing economic conditions. In addition, the periodic introduction and availability of new products and technologies at price levels which generate wide consumer interest stimulate the demand for audio and video consumer electronics products. Also, many products, which incorporate the newest technologies, such as DVD and high-definition television, are subject to significant technological and pricing limitations and to the actions and cooperation of third parties such as television broadcasters or movie distributors. It is possible that these products or other new products will never achieve widespread consumer acceptance. Furthermore, the introduction or expected introduction of new products or technologies may depress sales of existing products and technologies. Significant deviations from the projected demand for products we sell would have a materially adverse effect on our results of operations and financial condition, either from lost sales or lower margins due to the need to mark down excess inventory.

WE DEPEND ON OUR SUPPLIERS.

The success of our business and growth strategy depends to a significant degree upon our maintaining a good relationship with our suppliers, particularly brand-name suppliers of stereo and video equipment such as Sony, Mitsubishi, JVC, and Panasonic. The loss of any of these key vendors or our failure to establish and maintain relationships with these or other vendors could have a material adverse effect on our results of operations and financial condition.

WE DEPEND UPON FOREIGN VENDORS.

We purchase a significant portion of our inventory from overseas vendors, particularly vendors headquartered in Japan. Changes in trade regulations, currency fluctuations or other factors may increase the cost of items we purchase from foreign vendors or create shortages of such items, which could in turn have a material adverse effect on our results of operations and financial condition. Conversely, significant reductions in the cost of such items in U.S. dollars may cause a significant reduction in retail price levels of those products and may limit or eliminate our ability to successfully differentiate The Good Guys, Inc. from other competitors, thereby resulting in an adverse effect on our sales, margin or competitive position.

SHARES ELIGIBLE FOR FUTURE SALE MAY AFFECT STOCK PRICE.

As of the date of this prospectus, we have outstanding stock options and warrants to purchase an aggregate of 4,690,707 shares of common stock at exercise prices ranging from $3.39612 to $20.375, of which options and warrants to purchase 2,753,240 shares are exercisable now. The sale of shares covered by such options or warrants by the holders thereof, pursuant to existing registration statements or registrations statements filed upon exercise of registration rights given them or pursuant to exemptions from registration could have an adverse effect on the market price for our common stock.

WE MAY FACE COMPUTER SYSTEM AND SOFTWARE RISKS RELATED TO THE YEAR 2000.

We have identified all significant applications that will require modification to ensure year 2000 compliance. Internal and external resources are being used to make the required modifications and test year 2000 compliance. We anticipate that all testing will be concluded on or about September 30, 1999.

In addition, we are seeking assurances from vendors, suppliers and other third parties with whom we do significant business to determine their year 2000 compliance readiness and the extent to which we are vulnerable to any third party year 2000 issues. Currently, we are unable to assess the unresolved year 2000 issues of third parties who do business with us. There can be no assurance that other entities will achieve timely year 2000 compliance. If they do not, year 2000 problems could have a material impact on our operations. Similarly, there can be no assurance that we can timely mitigate our risks related to a supplier's failure to resolve its year 2000 issues. If such mitigation is not achievable, year 2000 problems could have a material impact on our operations.

We undertake no obligation to make any revisions to the forward-looking statements contained in this prospectus or the documents incorporated by reference in this prospectus, or to update the forward-looking statements to reflect events or circumstances occurring after the date of this prospectus.

                                   THE COMPANY

We are a leading specialty retailer of consumer electronics products and currently operate 79 stores, 3/4 of which are located in California, with the balance in Washington, Oregon and Nevada.

On July 1, 1999, our Founder, former Chairman and Chief Executive Officer, Ronald A. Unkefer, rejoined us as our Chairman and Chief Executive Officer after purchasing from The Good Guys, Inc. 1,450,000 restricted shares of common stock and acquiring warrants for an additional 1,435,000 shares of common stock, exercisable at a price of $3.39612 per share. In July, 1999, Mr. Unkefer announced a turn-around strategy for us that included the following:

        - Elimination of the sale of computers and home office products, a step designed to improve profit margins and sharpen our focus on entertainment-related products;

        - Implementation of an $8,000,000 reduction in general and administrative costs, as well as a reduction in store and other operating costs;

        -   A 20 plus percent increase in our advertising and marketing budget;
            and

        - A decrease in entry level product assortments, an expansion of mid- to high-end offerings and an increase in our selection of differentiated brands and models.

On August 20, 1999, we completed a private placement of the 3,250,000 shares of common stock and 1,625,000 warrants to acquire common stock covered by this prospectus. The net proceeds of approximately $15,350,000 that we realized from the offering are being used to support the enhancement of our inventory to reflect our focus on digital and high-tech consumer entertainment electronics in advance of the Holiday Season and to facilitate our turn-around strategy.

We were incorporated in California in 1976. On March 4, 1992, we changed our state of incorporation from California to Delaware by merging into a wholly owned Delaware subsidiary formed for that purpose. On September 1995, we transferred substantially all of our assets and liabilities to The Good Guys - California, Inc., our wholly-owned operating subsidiary.

                                 USE OF PROCEEDS

We will not receive any proceeds from the sale of any shares of common stock or warrants by the Selling Shareholders, but will pay all expenses related to the registration of the shares and warrants. We could receive up to $9,953,125 from the exercise of the warrants covered by this prospectus. Any proceeds from such warrant exercises will be used by us as working capital.

                              SELLING SHAREHOLDERS

The following table sets forth information concerning the beneficial ownership of our common stock and warrants by the Selling Shareholders as of the date of this prospectus, the number of shares and warrants included for sale in the offering and the beneficial ownership of common stock and warrants by such Selling Shareholders after the offering (assuming sale of all of the shares and warrants offered by all of the Shareholders). Such information was furnished to us by the Selling Shareholders. Except as set forth in the footnotes to the table, (i) to our knowledge, none of the Selling Shareholders has had, within the past three years any material relationship with us, and (ii) all of the shares and warrants were acquired pursuant to a private placement of such shares and warrants.

Name                Shares Owned      Shares To Be      Shares To Be     Percentage Of
                    Prior To The      Sold In The       Owned After      Shares To Be
                    Offering (1)      Offering (1)      the Offering     Owned After The
                                                                         Offering
------------------- ----------------- ----------------- ---------------- -----------------
Prism Partners         125,000           125,000              -0-               -0-
(Delta Partners)
------------------- ----------------- ----------------- ---------------- -----------------
Topaz Investment        50,000            50,000              -0-               -0-
Partners
------------------- ----------------- ----------------- ---------------- -----------------
RLR Partners LP        250,000           250,000              -0-               -0-
Ronald Rotter
------------------- ----------------- ----------------- ---------------- -----------------
F/A/O Steve             30,000            30,000              -0-               -0-
Emerson Roth IRA
------------------- ----------------- ----------------- ---------------- -----------------
F/A/O Steve            110,000           110,000              -0-               -0-
Emerson IRA II
------------------- ----------------- ----------------- ---------------- -----------------
Graham R. Smith         40,000            40,000              -0-               -0-
------------------- ----------------- ----------------- ---------------- -----------------
H.C. Schmieding         20,000            20,000              -0-               -0-
Produce Inc.
------------------- ----------------- ----------------- ---------------- -----------------
Schmieding              20,000            20,000              -0-               -0-
Foundation, Inc.
------------------- ----------------- ----------------- ---------------- -----------------
The Schmieding          20,000            20,000              -0-               -0-
Company's Profit
Sharing DTD
11-25-64
------------------- ----------------- ----------------- ---------------- -----------------
Bedford Oak            150,000           150,000              -0-               -0-
Partners LP, GSCO
Bulk Settlement
Account
------------------- ----------------- ----------------- ---------------- -----------------
Cascade Capital        181,125           181,125              -0-               -0-
Partners, L.P.
------------------- ----------------- ----------------- ---------------- -----------------
Job & Co.               14,850            14,850              -0-               -0-
------------------- ----------------- ----------------- ---------------- -----------------
Gryphon Offshore        29,025            29,025              -0-               -0-
Fund
------------------- ----------------- ----------------- ---------------- -----------------

------------------- ----------------- ----------------- ---------------- -----------------
Granite Capital         15,900            15,900              -0-               -0-
Overseas
------------------- ----------------- ----------------- ---------------- -----------------
Granum Capital          62,500            62,500              -0-               -0-
Management, LLC
------------------- ----------------- ----------------- ---------------- -----------------
Trinity                  7,500             7,500              -0-               -0-
Investment Mgmt
------------------- ----------------- ----------------- ---------------- -----------------
Chartwell              100,000           100,000              -0-               -0-
Investment
Partners
------------------- ----------------- ----------------- ---------------- -----------------
Mitsubishi Global      120,000           120,000
------------------- ----------------- ----------------- ---------------- -----------------
Union Bank of           20,000            20,000              -0-               -0-
California, N.A.,
Acct.:  087036
------------------- ----------------- ----------------- ---------------- -----------------
Guild Investments       40,000            40,000              -0-               -0-
A/C Bank of
Bermuda/Gerlach &
Co.
------------------- ----------------- ----------------- ---------------- -----------------
Lord Abbett            775,000           775,000              -0-               -0-
Research Fund -
Small Cap
------------------- ----------------- ----------------- ---------------- -----------------
Sharevest              369,000           369,000              -0-               -0-
Partners LP
------------------- ----------------- ----------------- ---------------- -----------------
Millburn Hedge          31,000            31,000              -0-               -0-
Fund LP
------------------- ----------------- ----------------- ---------------- -----------------
Walter J. Olson,        10,000            10,000              -0-               -0-
III
------------------- ----------------- ----------------- ---------------- -----------------
Southern Farm          100,000           100,000              -0-               -0-
Bureau Life
Insurance Co.
------------------- ----------------- ----------------- ---------------- -----------------
Granite Capital LP     189,100           189,100              -0-               -0-
------------------- ----------------- ----------------- ---------------- -----------------
Phronesis Partners      65,000            65,000              -0-               -0-
------------------- ----------------- ----------------- ---------------- -----------------
Microcap Part           35,000            35,000              -0-               -0-
(Wiggins)
------------------- ----------------- ----------------- ---------------- -----------------
Pequot Scout           200,000           200,000              -0-               -0-
Fund, L.P.
------------------- ----------------- ----------------- ---------------- -----------------
Pioneer Capital         20,000            20,000              -0-               -0-
------------------- ----------------- ----------------- ---------------- -----------------
Stanley R. Baker       190,218(2)         15,000          175,218                 *
------------------- ----------------- ----------------- ---------------- -----------------
W. Howard Lester        75,968(3)         15,000           60,968                 *
------------------- ----------------- ----------------- ---------------- -----------------
John E. Martin         395,968(4)         15,000          380,968             1.61%
------------------- ----------------- ----------------- ---------------- -----------------
Horst H. Schulze        37,218(5)         15,000           22,218                 *
------------------- ----------------- ----------------- ---------------- -----------------
Russell M. Solomon,     49,968(6)         15,000           34,968                 *
Doris E. Solomon
1994 Children's
Trust
------------------- ----------------- ----------------- ---------------- -----------------

*  Less than one (1) percent.

        (1) Includes the shares of Common Stock covered by the Warrants.

        (2) Includes 25,250 shares of stock issuable upon the exercise of stock options held by Mr. Baker, who is one of our directors, that are exercisable within 60 days.

        (3) Includes 15,250 shares issuable upon the exercise of outstanding stock options held by Mr. Lester, who is one of our directors, that are exercisable within 60 days.

        (4) Includes 15,250 shares issuable upon the exercise of stock options held by Mr. Martin, who is one of our directors, that are exercisable within 60 days.

        (5) Includes 2,500 shares of common stock issuable upon exercise of stock options held by Mr. Schulze, who is one of our directors, that are exercisable within 60 days.

        (6) Includes 15,718 shares of common stock directly owned by Russell M. Solomon, as well as 15,250 shares of common stock issuable upon exercise of stock options held by Mr. Solomon, who is one of our directors, that are exercisable within 60 days.

                              PLAN OF DISTRIBUTION

We are registering the shares and warrants on behalf of the Selling Shareholders. As used herein, "Selling Shareholders" includes donees and pledgees, transferees or other successors-in-interest selling shares and warrants received from a Selling Shareholder as a gift, pledge, partnership distribution or other non-sale related transfer after the date of this prospectus. All costs, expenses and fees in connection with the registration of the shares and warrants offered hereby will be borne by us. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares and warrants will be borne by the Selling Shareholders. Sales of shares and warrants may be effected by Selling Shareholders from time to time in one or more types of transactions (which may include block transactions) on the Nasdaq National Market, in the over-the-counter market, in negotiated private transactions not effected on any exchange, through put or call options transactions relating to the shares and warrants, through short sales or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers. The Selling Shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriter or coordinating broker acting in connection with the proposed sale of shares by Selling Shareholders.

The Selling Shareholders may effect such transactions by selling directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the Selling Shareholders and/or the purchasers of shares and warrants for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

The Selling Shareholders and any broker-dealers that act in connection with the sale of shares and warrants might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the shares and warrants sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. We have agreed to indemnify each Selling Shareholder against certain liabilities, including liabilities arising under the Securities Act of 1933. The Selling Shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares and warrants against certain liabilities, including liabilities arising under the Securities Act.

Because Selling Shareholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the Selling Shareholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the Selling Shareholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

Selling Shareholders also may resell all or a portion of the shares and warrants in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule.

Upon our being notified by a Selling Shareholder that any material arrangement has been entered into with a broker-dealer for a sale through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Act, disclosing:

        - the name of each such selling shareholder and of the participating broker-dealer(s);

        -   the number of shares involved;

        -   the price at which such shares were sold;

        - the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

        - that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

        -   other facts material to the transaction.

In addition, upon our being notified by a Selling Shareholder that a donee, pledgee, transferee or other successor-in-interest intends to sell more than 500 shares, a supplement to this prospectus will be filed.

                          DESCRIPTION OF CAPITAL STOCK

Common Stock. All of our outstanding shares of common stock are fully paid and non-assessable. Subject to the prior rights to the holders of preferred stock which may be issued in the future, the holders of common stock are entitled to received dividends if and when declared by the Board of Directors out of funds legally available therefor and in the event of our dissolution, to share ratably in all assets remaining after payment of liabilities and satisfaction of the liquidation preferences of the holders of such preferred stock. Each holder of common stock is entitled to one vote for each share held of record on all matters presented to a vote at a shareholders meeting, including the election of directors. Holders of common stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any stock or other securities and there are no conversion rights or redemption or sinking fund provisions with respect to such stock. Additional shares of authorized common stock may be issued without shareholder approval.

Our Transfer Agent and Registrar is Chase Mellon Shareholder Services, 235 Montgomery Street, 23rd Floor, San Francisco, CA 94104.

Preferred Stock. We have authorized in our Certificate of Incorporation 2,000,000 shares of preferred stock, $.001 cent par value, none of which has been issued or is outstanding. Authorized but unissued preferred stock is available for issuance from time to time at the discretion of our Board of Directors without shareholder approval. Our Board of Directors has the authority to prescribe for each series of preferred stock that it establishes the number, designation, preferences, limitations and relative rights of the shares of such series, subject to applicable law and provisions of any outstanding series of preferred stock. The terms of any series of preferred stock, including, but not limited to, dividend rate, redemption price, liquidation rights, sinking fund provisions, conversion rights and voting rights, and any corresponding effect on other shareholders, will be dependent largely on factors existing at the time of issuance. Such terms and effects could include restrictions on dividends on the common stock if dividends on the preferred stock are in arrears, dilution of the voting power of other shareholders to the extent a series of the preferred stock has voting rights and reduction of amounts available on liquidation as a result of any liquidation preference granted to any series of preferred stock.

                             DESCRIPTION OF WARRANTS

The warrants are exercisable from time to time, for any number of shares covered thereby, during the period that commenced on August 19, 1999 and will end on August 19, 2002, at an exercise price of $6.125 per share covered by the warrants. The number of shares and exercise price covered by the warrants is subject to adjustment in the event of stock dividends, subdivisions and combinations of our shares of common stock, reclassifications exchanges or


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substitutions of common stock by us or reorganizations, mergers, consolidations or sales of our assets. A warrant may be exercised at anytime on any business day by the warrant by surrendering the warrant at our principal office at 7000 Marina Boulevard, Brisbane, California, 94005 (or at such other office in the United States as the we may designate from time to time by notice in writing to the holder of the warrants), with the subscription form attached thereto fully executed, together with payment in cash or immediately available funds in the amount equal to the purchase price.

                                  LEGAL MATTERS

The legality of the common stock and warrants offered hereby will be passed upon for us by Howard, Rice, Nemerovski, Canady, Falk & Rabkin, a Professional Corporation.

                                     EXPERTS

The financial statements incorporated in this registration statement by reference from the Company's Annual Report on Form 10-K for the year ended September 30, 1998 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


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